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PRESS RELEASE

Infosys Board Appoints Ashiss Kumar Dash as CEO Designate

Leadership transition to be effective April 1, 2027

Bengaluru, India – July 23, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, today announced the appointment of Ashiss Kumar Dash as CEO Designate. This appointment is based on the recommendation of the Nomination and Remuneration Committee of the Infosys Board, and is for a period of five years, subject to the approval of shareholders.

Dash is currently the global head of a diverse business portfolio comprising multiple industry verticals and is planned to succeed Salil Parekh as Managing Director & Chief Executive Officer on April 1, 2027, following the completion of Salil's second term, after over 9 years.

Having spent over three decades with Infosys, Dash has held senior leadership roles spanning customer-facing businesses, delivery, and global operations across multiple geographies. He also leads the sustainability business across the company. He has consistently delivered strong business performance, helped clients navigate complex business and technology transformations, and built high-performing global teams. The Board believes this combination of strategic and commercial acumen together with his technology delivery experience, uniquely positions him to lead Infosys through its next phase of AI-led transformation, while building on the Company's enduring strengths.

Nandan Nilekani, Chairman of the Board, Infosys said, "The Board is delighted to appoint Dash as CEO Designate. Our industry is entering a period of considerable change. The Board was clear that our next CEO needed to combine the ability to drive bold transformation with the judgment to preserve the values and customer trust that have always distinguished Infosys. It gives me great pleasure that we have an internal leader as our next CEO. On behalf of the Board, I also thank Salil for his outstanding leadership over 9 years. Under his stewardship, Infosys has strengthened its market position, expanded its capabilities, delivered significant value to shareholders, and built a strong platform for future growth. Salil has been instrumental in the turnaround of the company, establishing its leadership in the digital era, and for laying the foundation for a strong and differentiated AI strategy. He will continue to lead the Company until March 31, 2027, and work closely with Dash to ensure a seamless leadership transition."

Salil Parekh, MD & CEO, Infosys said "It has been an honour for me to be the custodian of such a prestigious company, to partner with the leading companies of the world as clients, and to collaborate with an incredible team. I have enjoyed leading the company from $10 billion in revenue to over $20 billion in revenue through my two terms. We have established Infosys as a leader in digital transformation and have put in place a distinctive strategy for AI transformation. We have built a strong leadership team through this journey that is deeply committed to a One Infosys agenda. Having worked closely with Dash over many years, I have seen first-hand his integrity, customer focus, and ability to lead through change. He brings a deep understanding of our clients, our business, and our people, together with the vision and capability to lead Infosys through its next phase of transformation. I look forward to working closely with him over the coming months to ensure a smooth and successful transition."

Ashiss Kumar Dash, CEO Designate, Infosys said, "I am honoured by the confidence that the Board has placed in me and excited about the opportunity to lead Infosys into its next chapter. I would also like to thank Salil for his mentorship, guidance, and the countless opportunities for growth over the years. I look forward to collaborating with him to ensure a seamless transition. Technology is entering a new era, with AI fundamentally reshaping how businesses operate and create value. Infosys begins this next phase from a position of enormous strength—with a clearly articulated AI strategy, exceptional talent, deep client relationships, and values that have earned the trust of customers globally. My commitment is to build on those strengths while accelerating innovation, expanding our capabilities and helping our clients succeed in an increasingly AI-driven world. Together with the outstanding leadership team, all my colleagues, customers and partners, I look forward to shaping the next chapter of Infosys journey and creating enduring value for all our stakeholders."

Ashiss Kumar Dash

EVP & Global Head - Services, Utilities, Resources, Energy & Enterprise Sustainability



As the Global Head for a business portfolio that comprises over twelve industry verticals, Ashiss Kumar Dash ("Dash") is helping navigate the digital future for leading Fortune 500 and Global 2000 enterprises. A seasoned digital transformation leader with over 3 decades of experience, Dash is focused on driving transformation strategies and shaping the future of industries through the adoption of emerging technologies.

Drawing from over 30 years of diverse roles and responsibilities, Dash amalgamates his varied skills into straddling delivery, operational, and financial excellence for his industry group. In addition to driving revenue growth, he is also focused on institutionalizing innovation, AI-led re-imagination, and the future of work within his teams.

Dash believes the more varied a perspective, the broader one's vision can be. He actively contributes to global conversations on energy transition and sustainable development through prestigious forums like the World Economic Forum and the UN's Global Investors for Sustainable Development Alliance.

Dash is a member of the Board of Directors of Infosys Public Services, that provides next-generation digital services and consulting to public sector organizations in North America and MRE Consulting LLC, both fully owned subsidiaries of Infosys. Dash is also a Trustee of Infosys Foundation USA, a foundation with a mission to expand access to computer science and maker education for K-12 students and educators across the USA, while working to digitally upskill communities.

Dash is an alumnus of the Indian Institute of Technology, Kharagpur, India. He has also completed the Global Leadership Program at Stanford University and the Senior Executive Program at London Business School.

An avid reader, Dash is currently based in Los Angeles. He enjoys running, swimming, and practicing mindfulness.

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About Infosys


AI Trust
AI Strategy & Engineering
Data for AI
Process AI
Agentic Legacy Modernization
Physical AI
ASSURE
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MODERNIZE
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Infosys (NSE, BSE, NYSE: INFY) is a global leader in AI first business consulting and technology services. Over 325,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 59 countries to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is recognized as the fastest growing IT services brand globally, committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

Safe Harbor

Certain statements in this release, including those concerning our future events, future growth prospects, our future financial or operating performance and our offerings and collaborations are “forward looking statements” intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. These forward-looking statements are subject to substantial known and unknown risks, uncertainties and other factors, that could cause actual results or outcomes to differ materially from those implied by such forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes, particularly in the United States, our Environmental, Social, Governance (“ESG”) vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and future tariffs. These and additional factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2026. These filings are available at www.sec.gov. In light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact: **PR_Global@Infosys.com**